Northwest Pipe Company

201 NE Park Plaza Drive, Suite 100

Vancouver, Washington 98684

November 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Erin Donahue

   Re:        Northwest Pipe Company

                                      Registration Statement on Form S-3

                                      Filed November 21, 2023

                                      File No. 333-275691

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S‑3 (the “Registration Statement”) of Northwest Pipe Company. We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on Monday, December 4, 2023, or as soon as practicable thereafter.

Very truly yours,

Northwest Pipe Company

By:     /s/ Scott Montross

Scott Montross

President and Chief Executive Officer

cc:     Alison M. Pear, Esq.

          Buchalter, a Professional Corporation